20009313

ON

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-70161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/25/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AENEAS CAPITAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 DOVER STREET
(No. and Street)

LAKEWOOD	CO	80226
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ILINA STAMOVA — 212-888-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BF BORGERS CPA PC
(Name – *if individual, state last, first, middle name*)

5400 W CEDAR AVE	LAKEWOOD	CO	80226
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing
FEB 2 5 2020
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DB

OATH OR AFFIRMATION

I, JOHN GALLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AENEAS CAPITAL, LLC, as of DECEMBER 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CCO

Title

Notary Public

LISA ZAVALA ZAMBROTTA
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20204004898
MY COMMISSION EXPIRES FEBRUARY 4, 2024

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AENEAS CAPITAL LLC

Financial Statements and Supplemental Information

For the Year Ended December 31, 2019

AENEAS CAPITAL LLC

December 31, 2019

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Directors and Equity Owners of Aeneas Capital, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Aeneas Capital, LLC (the "Company") as of December 31, 2018, the related statements of income and retained earnings, changes in stockholder's equity, and cash flows for the period then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The information contained in Supplemental Schedules has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements.

The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

B F Borgers CPA PC
Certified Public Accountants

We have served as the Company's auditor since 2018
Lakewood, CO
February 20, 2020

AENEAS CAPITAL LLC

Statement of Financial Condition
December 31, 2019

ASSETS		
Cash	$	70,794
Prepaid expense		2,082
TOTAL ASSETS	$	72,876
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES:		
Accounts payable	$	5,417
TOTAL LIABILITIES		5,417
MEMBER'S EQUITY		
Member's equity		67,459
TOTAL LIABILITIES AND EQUITY	$	72,876

The accompanying notes are an integral part of these financial statements.

AENEAS CAPITAL LLC

Statement of Income
For the Year Ended December 31, 2019

REVENUE:	
Total revenue	-
EXPENSES:	
Salaries and other compensation	
Professional fees	74,923
Insurance expense	436
Regulatory expense	921
Office and other	2,803
Total expenses	79,083
NET LOSS	$ (79,083)

The accompanying notes are an integral part of these financial statements.

AENEAS CAPITAL LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2019

Balance, December 31, 2018	$	130,119
Net loss		(79,083)
Member contributions		16,423
Member distributions		-
Balance, December 31, 2019	$	67,459

The accompanying notes are an integral part of these financial statements.

AENEAS CAPITAL LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(79,083)
Changes in operating assets and liabilities:		
Decrease in prepaid expense		610
Increase in accounts payable		2,994
Net Cash Provided By Operating Activities		(75,479)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member contributions		16,423
Member distributions		-
Net Cash Used In Financing Activities		16,423
Net Decrease in Cash		(59,056)
Cash, Beginning of the Year		129,850
Cash, End of Year	$	70,794

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
December 31, 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

Aeneas Capital, LLC (the "Company") was organized as a limited liability company on January 3, 2018 under the laws of the State of New Jersey. Effective April 26, 2019, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). For the period from January 3, 2018 through April 25, 2019, the Company's operations were directed to becoming registered as a broker dealer. Accordingly, its results of operations for the period from January 3, 2018 through April 25. 2019, are not significant and have not been presented herein. The Company is wholly owned by Aeneas Group Limited (Cayman Islands) (the "Member"). The Company primary intent is to conduct an investment banking business, including mergers and acquisitions, and also receive referral fees from other FINRA member broker-dealer firms for the referral of customers and/or business counter parties, primarily with regard to business Aeneas Capital, LLC does not conduct.

Since the Company is a limited liability company, the Member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the Member has signed a specific guarantee.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements are presented in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue Recognition
Effective July 1, 2018, the Company adopted Financial Accounting Standards Board (FASB) ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of July 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could significantly differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes
The Company is a single member limited liability company which is treated as a disregarded entity for U.S. tax purposes. As such, the Company does not file its own tax returns but includes net income/loss in the tax returns of its Member.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2019, the Company had net capital of $65,378 and a minimum net capital requirement of $5,000. The Company's excess net capital at December 31, 2019 was $60,378. The Company's percentage of aggregate indebtedness to net capital at December 31, 2019 was 8.29%.

NOTE 4 - CONCENTRATION OF CREDIT RISK

Cash
The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2019, the amount in excess of insured limits was $0.

NOTE 5 - RECENT ACCOUNTING PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, Leases, requiring the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP.
The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has determined that there will be no impact under the new lease standards on the Company's financial statements.

NOTE 6 - SUBSEQUENT EVENTS

The firm has evaluated events and transactions that occurred between January 1, 2020 and February 20, 2020, which is the date the financial statements were available to be issued for possible disclosure and recognition in financial statements.

Schedule I - Computation of Net Capital Under §240.15c3-1 and Statement
Pursuant to Rule 17a 5(d)(2)(iii)
December 31, 2019

Computation of Net Capital Under §240.15c3-1
Computation of Net Capital:

TOTAL MEMBER'S EQUITY FROM STATEMENT OF FINANCIAL CONDITION	$	67,459
DEDUCTIONS AND NON-ALLOWABLE ASSETS		
Prepaid expense		(2,082)
NET CAPITAL	$	65,377
AGGREGATE INDEBTEDNESS		
Accounts payable		5,417
Total Aggregate Indebtedness	$	5,417
Computation of Basic Net Capital Requirement:		
Minimum net capital requirement	$	5,000
Excess net capital	$	60,377
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital		59,377
Percentage of aggregate indebtedness to net capital -		8.29%

Statement Under Rule 17a-5(d)(2)(iii)
A reconciliation with the Company's computation of net capital as reported in the unaudited Part IIA of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

Schedule II - Computation for Determination of the Reserve Requirements
Schedule III - Information Relating to Possession or Control Requirements for Broker and Dealers Pursuant to Rule 15c3-3
December 31, 2019

The Company is exempt from the provision of Rule 15c3-3 under paragraph (k)(2)(i). Accordingly, there are no items to report under the requirements of this Rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Required by SEC Rule 17A-5 for a Broker-Dealer Claiming Exemption from SEC Rule 15c3-3

The Board of Directors of Aeneas Capital, LLC

We have reviewed management's statements, included in the accompanying management statement regarding compliance with Rule 15c3-3 exemption report, in which (1) Aeneas Capital, LLC (the "Company") identified the following provisions of 17 C.F.R. §15c-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

B F Borgers CPA PC

Certified Public Accountants
Lakewood, Colorado
February 20, 2020

Aeneas Capital, LLC
Exemption Report

Securities and Exchange Commission
100 First Street, NE
Washington, D.C. 20549

To whom it may concern:

Aeneas Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): [(2)(i)]

(2) The Company met the identified exemption provisions in Paragraph (k) of Rule 15c3-3 throughout the fiscal year ended December 31, 2019 without exception.

I, John Gallo, swear (or affirm) that, to my best knowledge and belief, we did not identify any exceptions to this exemption during this period.

[signature]

Title: CHIEF COMPLIANCE OFFICER